EXHIBIT 21

COMMSCOPE, INC. SUBSIDIARIES

Name	Jurisdiction of Incorporation/ Organization
CommScope, Inc. (Registrant)	Delaware
CommScope, Inc. of North Carolina	North Carolina
Andrew LLC.	Delaware
Andrew AG.	Switzerland
Andrew Telecommunications (India) Private Limited.	India
Andrew Corporation Mauritius.	Mauritius
Andrew Telecommunication (China) Co., Ltd	China
Allen Telecom LLC.	Delaware
CommScope International Holdings, LLC	Delaware
Connectivity Solutions Manufacturing, Inc (CSMI).	Delaware
Cable Transport, Inc.	North Carolina